UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 5, 2021

PARSLEY ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36463	46-4314192
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

303 Colorado Street

Austin, Texas 78701

(Address of Principal Executive Offices)

(Zip Code)

(737) 704-2300

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker Symbol	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	PE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, on October 20, 2020, Parsley Energy, Inc., a Delaware corporation (“Parsley”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Pioneer Natural Resources Company, a Delaware corporation (“Pioneer”), Pearl First Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pioneer (“Merger Sub Inc.”), Pearl Second Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pioneer (“Merger Sub LLC”), Pearl Opco Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pioneer (“Opco Merger Sub LLC”), Parsley and Parsley Energy, LLC, a Delaware limited liability company (“Opco LLC”). The Merger Agreement provides for, among other things, (i) the merger of Merger Sub Inc. into Parsley (the “First Parsley Merger”), with Parsley continuing as the surviving corporation (the “Surviving Corporation”), (ii) simultaneously with the First Parsley Merger, the merger of Opco Merger Sub LLC into Opco LLC (the “Opco Merger”), with Opco LLC continuing as the surviving company, and (iii) immediately following the First Parsley Merger and the Opco Merger, the merger of the Surviving Corporation into Merger Sub LLC (together with the First Parsley Merger and the Opco Merger, the “Mergers”), with Merger Sub LLC continuing as the surviving entity and a wholly-owned subsidiary of Pioneer. As a result of the Mergers, Parsley will become a wholly owned subsidiary of Pioneer. On December 4, 2020, Parsley and Pioneer filed with the Securities and Exchange Commission (the “SEC”) a definitive joint proxy statement/prospectus for the solicitation of proxies in connection with the special meetings of Parsley’s stockholders and Pioneer’s stockholders, each to be held on January 12, 2021, to vote upon, among other things, matters necessary to complete the Mergers (the “Joint Proxy Statement/Prospectus”).

Litigation Related to the Mergers

Following the filing of the preliminary joint proxy statement/prospectus on November 23, 2020 (the “Preliminary Joint Proxy Statement/Prospectus”), 12 complaints have been filed with respect to the Mergers as of January 5, 2021: three in the United States District Court for the District of Delaware, captioned as Wang v. Parsley Energy, Inc. et al, No. 1:20-cv-01600 (D. Del.) (the “Wang Action”), Horde v. Parsley Energy, Inc. et al, No. 1:20-cv-1642 (D. Del.) (the “Horde Action”), and Smith v. Parsley Energy, Inc. et al, No. 1:20-cv-01649 (D. Del.) (the “Smith Action”); seven in the United States District Court for the Southern District of New York, captioned as Neal v. Parsley Energy, Inc. et al, No. 1:20-cv-10355 (S.D.N.Y.) (the “Neal Action”), Reyna v. Parsley Energy, Inc. et al, No. 1:20-cv-10453 (S.D.N.Y.) (the “Reyna Action”), Poole v. Parsley Energy, Inc. et al, No. 1:20-cv-10456 (S.D.N.Y.) (the “Poole Action”), Hutson v. Parsley Energy, Inc. et al, No. 1:20-cv-105049 (S.D.N.Y.) (the “Hutson Action”), Bushansky v. Parsley Energy, Inc. et al, No. 1:20-cv-10635 (S.D.N.Y.) (the “Bushansky Action”), Gebhardt v. Parsley Energy, Inc. et al, No. 1:20-cv-10793 (S.D.N.Y.) (the “Gebhardt Action”) and Prinzel v. Parsley Energy, Inc. et al, No. 1:20-cv-10877 (S.D.N.Y.) (the “Prinzel Action”); one in the United States District Court for the Eastern District of New York, captioned as Ortiz v. Parsley Energy, Inc. et al, No. 1:20-cv-06043 (E.D.N.Y.) (the “Ortiz Action”, and, together with the Wang Action, the Horde Action, the Smith Action, the Neal Action, the Reyna Action, the Poole Action, the Hutson Action, the Bushansky Action, the Gebhardt Action, and the Prinzel Action, the “Federal Court Actions”); and one in the Supreme Court of the State of New York for the County of New York, captioned as Gupta v. Parsley Energy, Inc. et al, No. 656659/2020 (Sup. Ct. N.Y. Cty) (the “Gupta Action” and, together with the Federal Court Actions, the “Stockholder Actions”). The Stockholder Actions were filed by purported Parsley stockholders and name Parsley and the members of the Parsley board as defendants. The Horde Action, Gupta Action, and Smith Action also name Pioneer, Merger Sub Inc., Merger Sub LLC and Opco Merger Sub LLC as defendants.

The Federal Court Actions allege, among other things, that the Preliminary Joint Proxy Statement/Prospectus fails to disclose certain allegedly material information in violation of Section 14(a) and Section 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as Rule 14a-9 under the Exchange Act. The Gupta Action is a putative class action and asserts claims for breach of fiduciary duty against the members of the Parsley board and claims for aiding and abetting breach of fiduciary duty against Parsley, Pioneer and the merger subsidiaries. The complaint alleges that consideration for the Mergers is inadequate, that certain aspects of the sales process were deficient, that there are conflicts of interest between Parsley insiders and Parsley’s public stockholders and that the Preliminary Joint Proxy Statement/Prospectus omitted material information. The Stockholder Actions seek injunctive relief enjoining the Mergers and damages and costs, among other remedies.

It is possible that additional, similar complaints may be filed or the complaints described above may be amended. If this occurs, Parsley and Pioneer do not intend to announce the filing of each additional, similar complaint or any amended complaint unless it contains materially new or different allegations. Although Parsley and Pioneer cannot predict the outcome of or estimate the possible loss or range of loss from these matters, Pioneer, Parsley and Parsley’s defendant directors believe that these complaints are without merit and intend to vigorously defend them.

Parsley and Pioneer believe that these claims are without merit and no supplemental disclosures are required under applicable laws; however, in order to avoid the risk of the Stockholder Actions delaying the Mergers and to minimize the expense of defending the Stockholder Actions, and without admitting any liability or wrongdoing, Parsley and Pioneer are voluntarily making certain disclosures below that supplement those contained in the Joint Proxy Statement/Prospectus. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Parsley and Pioneer specifically deny all allegations in the foregoing complaints, including that any additional disclosure was or is required, and believe that the supplemental disclosures contained herein are immaterial.

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

Parsley and Pioneer are supplementing the Joint Proxy Statement/Prospectus with certain additional information set forth below. These disclosures should be read in connection with the Joint Proxy Statement/Prospectus, which should be read in its entirety. All page references are to pages in the Joint Proxy Statement/Prospectus, and all terms used below, unless otherwise defined, have the meanings set forth in the Joint Proxy Statement/Prospectus. New text is bolded and underlined.

The section of the Joint Proxy Statement/Prospectus titled “The Mergers—Background of the Mergers” is hereby amended and supplemented by:

Replacing the second sentence of the fifth full paragraph on page 61 in its entirety with the following:

The confidentiality agreement prohibited certain requests to waive the confidentiality agreement, but allowed an interested party to make private proposals (including waiver requests) to the Parsley board to the extent such proposals would not create a legal disclosure obligation and also contained a “fall away” provision rendering the standstill obligations inapplicable upon certain events related to a change of control transaction involving the other party, including that the standstill provisions would fall-away if Parsley entered into an agreement with another party similar to the merger agreement.

Replacing the second full paragraph on page 71 in its entirety with the following:

The same day, Messrs. Thompson and Alameddine discussed a possible transaction bonus pool program for Parsley employees, but ultimately decided that the parties would not establish a separate transaction bonus pool program. Rather, Parsley would proceed with its normal bonus program. Messrs. Thompson and Alameddine also discussed the treatment of the 280(G) excise tax that certain Parsley employees may owe as a result of payments in connection with the mergers. At no time during the parties’ negotiations with respect to the proposed transaction did representatives of Pioneer and Parsley engage in discussions regarding post-transaction employment of any Parsley employees.

The section of the Joint Proxy Statement/Prospectus titled “The Mergers—Certain Parsley Unaudited Prospective Financial and Operating Information” is hereby amended and supplemented by:

Inserting the following sentence at the end of the third bullet on page 88:

Parsley Case C consists of a reserves-based financial forecast that includes asset-level projections on a standalone basis, and as such does not independently forecast certain corporate line items.

Inserting the following sentence at the end of the fourth bullet on page 88:

Parsley Case D consists of a reserves-based financial forecast that includes asset-level projections on a standalone basis, and as such does not independently forecast certain corporate line items.

Inserting the following as a line item in the table at the top of page 89 under the heading “Parsley Case A” and revising footnote (5) to such table as follows:

Total revenue	$1,677	$1,873	$1,901	$2,031	$2,032

(5)    Other expense for 2020E represents hedge settlements (changes in accrual) of $11 million, restructuring costs of $8 million associated with a reduction in force and the relocation of certain employees to a different office building, cash exploration and abandonment costs, including cash charges incurred for non-recurring seismic information, of $7.1 million, amortization of debt related costs, including interest income, of $1.7 million, rig stacking expense comprising lump sum contract termination costs of $14.9 million, non-cash plugging and abandonment adjustments of $1 million and other non-cash operating cash flow items of $0.1 million.

Inserting the following as a line item in the table at the bottom of page 89 under the heading “Parsley Case B” and revising footnote (5) to such table as follows:

Total revenue	$1,708	$1,931	$1,916	$2,024	$2,013

(5)    Other expense for 2020E represents hedge settlements (changes in accrual) of $11 million, restructuring costs of $8 million associated with a reduction in force and the relocation of certain employees to a different office building, cash exploration and abandonment costs, including cash charges incurred for non-recurring seismic information, of $7.1 million, amortization of debt related costs, including interest income, of $1.7 million, rig stacking expense comprising lump sum contract termination costs of $14.9 million, non-cash plugging and abandonment adjustments of $1 million and other non-cash operating cash flow items of $0.1 million.

Inserting the following as a line item in the table in the middle of page 90 under the heading “Parsley Case C”:

Total revenue	$920	$1,836	$1,848	$1,903	$1,989	$2,061	$2,145

Inserting the following as a line item in the table at the bottom of page 90 under the heading “Parsley Case D”:

Total revenue	$920	$1,836	$1,848	$1,903	$1,989	$2,289	$2,382

The section of the Joint Proxy Statement/Prospectus titled “The Mergers—Opinions of Pioneer’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC” is hereby amended and supplemented by:

Replacing the second and third paragraphs under the heading “Illustrative Discounted Cash Flow Analysis—Parsley” on pages 96 and 97 in their entirety with the following:

Without Pioneer expected synergies. Using discount rates ranging from 7.5% to 8.5%, reflecting estimates of Parsley’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2020 (i) estimates of the unlevered free cash flows to be generated by Parsley on a standalone basis, excluding Pioneer expected synergies, for the period from September 30, 2020 to December 31, 2024, as reflected in the Pioneer projections (without synergies) for Parsley, and (ii) a range of illustrative terminal values for Parsley as of December 31, 2024, calculated by applying perpetuity growth rates ranging from (0.5)% to 0.5% to the estimate of the terminal year unlevered free cash flow of Parsley of approximately $785 million, as reflected in the Pioneer projections for Parsley (which analysis implied multiples of the implied terminal values derived for Parsley to estimated earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for Parsley, as reflected in the Pioneer projections for Parsley, for 2024, ranging from 6.2x to 8.0x). Goldman Sachs derived the discount rates referenced above by application of the capital asset pricing model (“CAPM”), which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Pioneer projections for Parsley on a standalone basis and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived a range of illustrative enterprise values for Parsley by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived the net debt of Parsley as of September 30, 2020 of approximately $3.161 billion, as reflected in Parsley’s consolidated balance sheet as of that date, and the TRA payment, to derive a range of illustrative equity values for Parsley. Goldman Sachs then divided the range of illustrative equity values it derived for Parsley on a standalone basis by the fully diluted shares of Parsley Class A common stock (including shares issuable in exchange for outstanding Parsley LLC stapled units) outstanding as of October 19, 2020 of 416,532,582, calculated based on equity information provided by Parsley management and approved for Goldman Sachs’ use by Pioneer management, to derive a range of illustrative present values per share of Parsley Class A common stock and Parsley LLC stapled unit of $13.88 to $19.29.

With Pioneer expected synergies. Goldman Sachs performed the same discounted cash flow analysis described above for Parsley, taking into account Pioneer expected synergies, using discount rates ranging from 7.5% to 8.5%, reflecting estimates of Parsley’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2020 (i) estimates of the unlevered free cash flows to be generated by Parsley taking into account Pioneer expected synergies, for the period from September 30, 2020 to December 31, 2024, as reflected in the Pioneer projections for Parsley and the Pioneer expected synergies, and (ii) a range of illustrative terminal values for Parsley as of December 31, 2024, calculated by applying perpetuity growth rates ranging from (0.5)% to 0.5% to the estimate of the terminal year unlevered free cash flow of Parsley of approximately $862 million, as reflected in the Pioneer projections for Parsley and the Pioneer expected synergies (which analysis implied multiples of the implied terminal values derived for Parsley to estimated EBITDA for Parsley, as reflected in the Pioneer projections for Parsley and the Pioneer expected synergies for 2024, ranging from 6.4x to 8.4x). Goldman Sachs derived the discount rates referenced above by application of CAPM. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Pioneer projections for Parsley and the Pioneer expected synergies and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived a range of illustrative enterprise values for Parsley by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative adjusted enterprise values it derived the net debt of Parsley as of September 30, 2020 of approximately $3.161 billion, as reflected in Parsley’s consolidated balance sheet as of that date, and the TRA payment, to derive a range of illustrative equity values for Parsley. Goldman Sachs then divided the range of illustrative equity values it derived for Parsley on a standalone basis by the fully diluted shares of Parsley Class A common stock outstanding as of October 19, 2020 of 416,532,582, calculated based on equity information provided by Parsley management and approved for Goldman Sachs’ use by Pioneer management, to derive a range of illustrative present values per share of Parsley Class A common stock and Parsley LLC stapled unit of $16.08 to $22.01.

Replacing the second and third paragraphs under the heading “Discounted Cash Flow Analysis—Pioneer Standalone” on page 98 in their entirety with the following:

Using discount rates ranging from 6.5% to 7.5%, reflecting estimates of Pioneer’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2020 (i) estimates of the unlevered free cash flows to be generated by Pioneer on a standalone basis for the period from September 30, 2020 to December 31, 2024, as reflected in the Pioneer projections for Pioneer, and (ii) a range of illustrative terminal values for Pioneer on a standalone basis as of December 31, 2024, calculated by applying perpetuity growth rates ranging from 1.25% to 2.25% to the estimate of the terminal year unlevered free cash flow of Pioneer of approximately $1.275 billion, as reflected in the Pioneer projections for Pioneer (which analysis implied multiples of the implied terminal values derived for Pioneer to EBITDA for Pioneer, as reflected in the Pioneer projections for Pioneer on a standalone basis, for 2024, ranging from 5.8x to 8.7x). Goldman Sachs derived the discount rates referenced above by application of CAPM. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Pioneer projections for Pioneer on a standalone basis and market expectations regarding long-term real growth of gross domestic product and inflation.

Goldman Sachs derived a range of illustrative enterprise values for Pioneer on a standalone basis by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived the net debt (including finance leases and net contingent fee obligations) of Pioneer on a standalone basis as of September 30, 2020 of approximately $2.899 billion, as provided by Pioneer management, to derive a range of illustrative equity values for Pioneer on a standalone basis. Goldman Sachs then divided the range of illustrative equity values it derived for Pioneer on a standalone basis by the fully diluted shares of Pioneer common stock outstanding as of October 19, 2020 (ranging from 166,125,442 shares outstanding to 166,159,037 shares outstanding), calculated based on equity information provided by Pioneer management, to derive a range of illustrative present values per share of Pioneer common stock on a standalone basis of $98.80 to $150.22.

Replacing the second and third paragraphs under the heading “Discounted Cash Flow Analysis—Pioneer Pro Forma” on pages 98 and 99 in their entirety with the following:

Using discount rates ranging from 6.5% to 7.5%, reflecting estimates of Pioneer’s weighted average cost of capital on a pro forma basis, Goldman Sachs discounted to present value as of September 30, 2020 (i) estimates of the unlevered free cash flows to be generated by Pioneer on a pro forma basis for the period from September 30, 2020 to December 31, 2024, as reflected in the Pioneer projections for Pioneer on a pro forma basis, and (ii) a range of illustrative terminal values for Pioneer on a pro forma basis as of December 31, 2024, calculated by applying perpetuity growth rates ranging from 0.5% to 1.5% to the estimate of the terminal year unlevered free cash flow of Pioneer of approximately $2.136 billion, as reflected in the Pioneer projections for Pioneer (which analysis implied multiples of the implied terminal values derived for Pioneer to estimated EBITDA for Pioneer, as reflected in the Pioneer projections on a pro forma basis for Pioneer, for 2024, ranging from 6.1x to 8.6x). Goldman Sachs derived the discount rates referenced above by application of CAPM. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Pioneer projections on a pro forma basis and market expectations regarding long-term real growth of gross domestic product and inflation.

Goldman Sachs derived a range of illustrative enterprise values for Pioneer on a pro forma basis by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived the net debt (including finance leases and net contingent fee obligations) of Pioneer on a pro forma basis as of September 30, 2020 of approximately $6.06 billion, as provided by Pioneer management and the TRA payment, to derive a range of illustrative equity values for Pioneer on a pro forma basis. Goldman Sachs then divided the range of illustrative equity values it derived for Pioneer on a pro forma basis by the fully diluted shares of Pioneer common stock outstanding as of October 19, 2020 (ranging from 218,278,421 shares outstanding to 218,537,878 shares outstanding), calculated based on equity information provided by Pioneer management, to derive a range of illustrative present values per share of Parsley Class A common stock and Parsley LLC stapled unit on a pro forma basis of $109.00 to $159.18.

The section of the Joint Proxy Statement/Prospectus titled “The Mergers—Opinions of Pioneer’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC” is hereby amended and supplemented by:

Replacing the first table on page 106 in its entirety with the following:

Transaction	Announce Date	Closing Date	Transaction Value ($MM)	TV / Current Production ($/Boepd)	TV / EBITDAX (FY + 1) (x)	Offer Price / CFPS (FY + 1) (x)
Permian Basin
ConocoPhillips / Concho Resources, Inc.	10/19/2020	N / A	$13,351	$41,854	5.0x	3.8x
Parsley Energy, Inc. / Jagged Peak Energy, Inc.	10/14/2019	01/10/2020	$2,278	$57,966	5.1x	3.9x
Diamondback Energy / Energen	8/14/2018	11/29/2018	$9,197	$94,428	8.8x	8.3x
Concho Resources / RSP Permian	3/28/2018	07/19/2018	$9,301	$149,054	9.9x	9.4x
Diversified, Partially Permian or Other Basin
Devon Energy Corporation / WPX Energy, Inc.	9/26/2020	N/ A	$5,730	$34,334	3.7x	2.0x
Chevron Corporation / Noble Energy, Inc.	7/20/2020	10/05/2020	$13,251	$37,860	7.1x	3.3x
Callon Petroleum Company / Carrizo Oil & Gas, Inc.	7/15/2019	12/20/2019	$3,167	$74,865	4.3x	1.9x
Occidental Petroleum Corporation / Anadarko Petroleum Corporation	5/9/2019	08/08/2019	$57,469	$77,295	7.0x	5.9x
Encana Corporation / Newfield Exploration Company	11/1/2018	02/13/2019	$7,729	$38,919	4.9x	3.9x
Chesapeake Energy Corporation / WildHorse Resource Development Corporation	10/30/2018	02/01/2019	$3,804	$81,466	5.6x	3.9x

Replacing the paragraph under the heading “Pioneer Discounted Cash Flow Analysis” on page 107 in its entirety with the following:

With respect to Pioneer, Morgan Stanley calculated a range of implied total equity values of Pioneer and values per share of Pioneer common stock based on estimates of future unlevered free cash flows of Pioneer based on estimates by Pioneer management from January 1, 2021 through December 31, 2024. Morgan Stanley calculated a terminal value range of $16,451 million to $23,763 million for Pioneer by applying an exit multiple range of 4.5x to 6.5x to the EBITDA of Pioneer for the terminal year, based on Morgan Stanley’s professional judgement and taking into account Pioneer’s historical trading multiples. Morgan Stanley then discounted the unlevered free cash flows and terminal value to present value as of December 31, 2020 using discount rates of 7.2% to 8.8%, representing the range of discount rates for Pioneer selected by Morgan Stanley based on Morgan Stanley’s estimation of Pioneer’s weighted average cost of capital of 7.2% to 8.8%. Morgan Stanley then deducted the net debt of Pioneer from the resulting value to derive equity value. Net debt was based on the estimated $1.668 billion of net debt as of December 31, 2020 provided in the Pioneer projections. Based on the above-described analysis, Morgan Stanley derived a range of implied values per share of Pioneer common stock as of December 31, 2020 of $82.05 to $120.50.

Replacing the paragraph under the heading “Parsley Discounted Cash Flow Analysis” on page 107 in its entirety with the following:

With respect to Parsley, Morgan Stanley calculated a range of implied total equity values of Parsley and values per share of Parsley Class A common stock based on estimates of future unlevered free cash flows of Parsley based on the Pioneer projections for Parsley from January 1, 2021 through December 31, 2024. Morgan Stanley calculated a terminal value range of $5,614 million to $8,421 million for Parsley by applying an exit multiple range of 4.0x to 6.0x to the EBITDA of Parsley for the terminal year, based on Morgan Stanley’s professional judgement and taking into account Parsley’s historical trading multiples. Morgan Stanley then discounted the unlevered free cash flows and terminal value to present value as of December 31, 2020 using discount rates of 7.9% to 9.3%, representing the range of discount rates for Parsley selected by Morgan Stanley based on Morgan Stanley’s estimation of Parsley’s weighted average cost of capital of 7.9% to 9.3%. Morgan Stanley then deducted the net debt of Parsley from the resulting value to derive equity value. Net debt was based on the estimated $2.846 billion of net debt as of December 31, 2020 provided in the Pioneer projections for Parsley. Based on the above-described analysis, Morgan Stanley derived a range of implied values per share of Parsley Class A common stock as of December 31, 2020 of $8.35 to $13.94.

Replacing the first paragraph under the heading “Equity Research Valuation—Parsley” on page 108 in its entirety with the following:

Morgan Stanley reviewed sell-side analyst price targets per share of Parsley Class A common stock prepared and published on Bloomberg by 31 equity research analysts during the time period from August 6, 2020 to October 19, 2020. These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share of Parsley Class A common stock and were not discounted to reflect present values. The range of undiscounted price targets for shares of Parsley Class A common stock, based on the lowest and highest targets, was $11.00 per share to $20.00 per share.

Replacing the first paragraph under the heading “Equity Research Valuation—Pioneer” on page 108 in its entirety with the following:

Morgan Stanley reviewed sell-side analyst price targets per share of Pioneer common stock prepared and published on Bloomberg by 34 equity research analysts during the time period from August 4, 2020 to October 19, 2020. These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share of Pioneer common stock and were not discounted to reflect present values. The range of undiscounted price targets for shares of Pioneer common stock, based on the lowest and highest targets, was $91.00 per share to $170.00 per share.

The section of the Joint Proxy Statement/Prospectus titled “The Mergers—Opinions of Parsley’s Financial Advisors—Opinion of Credit Suisse Securities (USA) LLC” is hereby amended and supplemented by:

Replacing the first and second paragraphs under the heading “Discounted Cash Flow Analysis—Corporate” on page 120 in their entirety with the following:

Parsley. Credit Suisse performed a discounted cash flow analysis with respect to Parsley by calculating the estimated net present value of the projected after-tax, unlevered, free cash flows of Parsley based on the Parsley Corporate Forecast—9/22/20. Based on its professional judgment and experience, Credit Suisse applied terminal multiples of 4.75x—5.75x to Parsley’s estimated EBITDAX for year ended December 31, 2024 and discount rates, reflecting estimates of Parsley’s weighted average cost of capital, ranging from 9.5% to 11.5% to the projected unlevered free cash flows and terminal value. The discounted cash flow analysis for Parsley indicated an implied reference range per share of the Parsley Class A common stock of $8.91 to $12.23. While the Parsley Corporate Forecast—10/15/20 was based on different oil price assumptions than the Parsley Corporate Forecast—9/22/20 and Pioneer Corporate Forecast—9/22/20, and consequently was not directly comparable to the Parsley Corporate Forecast—9/22/20 and Pioneer Corporate Forecast—9/22/20, Credit Suisse also performed for informational purposes a discounted cash flow analysis with respect to Parsley based on the Parsley Corporate Forecast—10/15/20 using the same terminal multiples and discount rates as described above, which indicated an implied reference range per share of Parsley Class A common stock of $8.80 and $12.09.

Pioneer. Credit Suisse performed a discounted cash flow analysis with respect to Pioneer by calculating the estimated net present value of the projected after-tax, unlevered, free cash flows of Pioneer based on Pioneer Corporate Forecast—9/22/20. Based on its professional judgment and experience, Credit Suisse applied terminal multiples of 5.5x—6.5x to Pioneer’s estimated EBITDAX for year ended December 31, 2024 and discount rates, reflecting estimates of Pioneer’s weighted average cost of capital, ranging from 9.0% to 11.0% to the projected unlevered free cash flows and terminal value. The discounted cash flow analysis for Pioneer indicated implied reference range per share of Pioneer common stock of $90.65 to $113.14.

Replacing the first and second paragraphs under the heading “Discounted Cash Flow Analysis—Net Asset Value” on page 121 in their entirety with the following:

Parsley. Credit Suisse performed a discounted cash flow analysis with respect to Parsley by calculating the estimated net present value of the projected after-tax, unlevered, free cash flows of Parsley that were projected to be generated over a period of approximately fifty years based on the Parsley Reserves-Based Forecast—10/15/20 and the Parsley Reserves-Based Forecast—Alternate Pricing. Based on its professional judgment and experience, Credit Suisse applied discount rates, reflecting estimates of Parsley’s weighted average cost of capital, ranging from 9.5% to 11.5% to the projected unlevered free cash flows. This discounted cash flow analysis for Parsley indicated implied reference ranges per share of Parsley Class A common stock of $6.62 to $9.05 (Parsley Reserves-Based Forecast—10/15/20) and $8.97 to $11.98 (Parsley Reserves-Based Forecast – Alternate Pricing).

Pioneer. Credit Suisse performed a discounted cash flow analysis with respect to Pioneer by calculating the estimated net present value of the projected after-tax, unlevered, free cash flows of Pioneer that were projected to be generated over a period of approximately fifty years based on the Pioneer Reserves-Based Forecast—10/15/20 and Pioneer Reserves-Based Forecast—Alternate Pricing. Based on its professional judgment and experience, Credit Suisse applied discount rates, reflecting estimates of Pioneer’s weighted average cost of capital, ranging from 9.0% to 11.0% to the projected unlevered free cash flows. This discounted cash flow analysis for Pioneer indicated implied reference ranges per share of Pioneer common stock of $66.04 to $81.62 (Pioneer Reserves-Based Forecast—10/15/20) and $78.77 to $97.59 (Pioneer Reserves-Based Forecast—Alternate Pricing).

The section of the Joint Proxy Statement/Prospectus titled “The Mergers—Opinions of Parsley’s Financial Advisors—Opinion of Wells Fargo Securities, LLC” is hereby amended and supplemented by:

Replacing the first sentence of the second paragraph under the heading “Discounted Cash Flow Analysis” on page 126 in its entirety with the following:

For Parsley’s discounted cash flow analysis, Wells Fargo Securities applied terminal EBITDAX multiples of 4.75x to 5.75x and discount rates ranging from 7.75% to 9.25%, both of which were chosen by Wells Fargo Securities based on its experience and professional judgment taking into account an analysis of Parsley’s weighted average cost of capital.

Replacing the first sentence of the third paragraph under the heading “Discounted Cash Flow Analysis” on page 126 in its entirety with the following:

For Pioneer’s discounted cash flow analysis, Wells Fargo Securities applied terminal EBITDAX multiples of 5.50x to 6.50x and discount rates ranging from 7.25% to 8.75%, both of which were chosen by Wells Fargo Securities based on its experience and professional judgment taking into account an analysis of Pioneer’s weighted average cost of capital.

Replacing the first paragraph on page 127 (including the bullets, but excluding the table that immediately follows) in its entirety with the following:

For Parsley, the selected companies and corresponding multiples were:

	TEV / 2021E EBITDAX	P / 2021E CFPS	TEV / 2021E Production
Cimarex Energy Co.	4.3x	2.5x	$20,026
Concho Resources Inc.	5.6x	4.4x	$43,112
Devon Energy Corporation	4.2x	2.3x	$39,946
Diamondback Energy, Inc.	4.8x	2.2x	$37,154
Pioneer	6.3x	5.4x	$44,543

The average, low and high of such financial data for the selected companies were:

Replacing the third paragraph on page 127 (including the bullets, but excluding the table that immediately follows) in its entirety with the following:

For Pioneer, the selected companies and corresponding multiples were:

	TEV / 2021E EBITDAX	P / 2021E CFPS	TEV / 2021E Production
Concho Resources Inc.	5.6x	4.4x	$43,112
Devon Energy Corporation	4.2x	2.3x	$39,946
Diamondback Energy, Inc.	4.8x	2.2x	$37,154
EOG Resources, Inc.	4.6x	4.1x	$30,846
Parsley	5.8x	3.7x	$41,382

The average, low and high of such financial data for the selected companies were:

The section of the Joint Proxy Statement/Prospectus titled “The Mergers—Interests of Certain Parsley Directors and Officers in the Mergers” is hereby amended and supplemented by:

Inserting the following at the end of the disclosure on page 140:

Summary of Total Pioneer Shares and or Equity Awards to be Received by Parsley’s Insiders.

The following table sets forth as of the close of business on November 30, 2020, with regard to (i) each member of the Parsley board; (ii) each of Parsley’s NEOs; and (iii) the members of the Parsley board and Parsley’s current executive officers as a group (collectively, the “Parsley insiders”): (A) the total number of shares of Parsley Class A common stock beneficially owned as of November 30, 2020, (B) the total number of Parsley LLC units beneficially owned as of November 30, 2020, (C) the total number of shares of Parsley Class A common stock underlying Parsley restricted stock unit awards held by such persons that will become vested at closing (with respect to performance-based restricted stock unit awards, based on deemed achievement of the maximum level of performance) and (D) the total number of shares of Pioneer common stock that would be issuable to such persons at closing of the mergers assuming the conversion of all such Parsley Class A common stock, Parsley LLC units and Parsley restricted stock unit awards into the right to receive the merger consideration on the terms set forth in the merger agreement.

	Shares Beneficially Owned by and Awards Held by Parsley Insiders
	Class A Common Stock(1)	LLC Units	Restricted Stock Unit Awards(2)	Total Pioneer Shares to be Received at the Effective Time(3)
Directors and Named Executive Officers:
Bryan Sheffield	10,129,559	21,198,751	—	3,922,304
Matt Gallagher	768,530	1,000,000	751,815	315,546
Ryan Dalton	378,473	1,076,327	321,408	222,380
David Dell’Osso	39,749	—	438,997	59,938
Colin Roberts	251,455	—	204,642	57,103
Mike Hinson	411,056	1,287,610	83,310	223,102
A.R. Alameddine	140,834	—	24,565	20,708
Ronald Brokmeyer	39,421	—	20,374	7,486
William Browning	27,082	—	20,374	5,941
Dr. Hemang Desai	43,283	—	20,374	7,970
Karen Hughes	18,755	—	20,374	4,899
James J. Kleckner	234,023	—	20,374	31,850
David H. Smith	52,398	—	20,374	9,111
S. Wil VanLoh, Jr	65,416,239	—	20,374	8,192,664
Jerry Windlinger	35,000	—	20,374	6,933
Directors and executive officers as a group (15 persons)	77,685,495	23,275,078	2,008,915	12,891,774

(1)	Includes performance-based restricted shares of Parsley Class A common stock and time-based restricted shares of Parsley Class A common stock.
(2)

Includes the (A) aggregate number of shares of Parsley Class A common stock subject to time-based restricted stock unit awards held by such individuals as of November 30, 2020 and (B) the aggregate number of unvested shares of Parsley Class A common stock subject to the Parsley performance-based restricted stock unit awards based on deemed achievement of the maximum level of performance (200%) applicable to such Parsley performance-based restricted stock unit awards held by such individuals as of November 30, 2020. The time-based restricted stock unit awards held by the Parsley executives listed whose employment will be terminated in connection with the mergers will vest immediately upon closing of the mergers. The time-based restricted stock unit awards held by members of the Parsley board will immediately vest upon closing of the mergers. The performance-based restricted stock unit awards will immediately vest upon closing of the mergers.

(3)

Calculated by adding the sum of (1) the product of the sum of the amounts listed in the columns titled “Class A Common Stock” and “LLC Units”, multiplied by the exchange ratio of 0.1252, taking into account that no fractional shares of Pioneer common stock will be issued to such holders and cash will be paid to such holders in lieu of any such fractional shares of Pioneer common stock, and (2) the product of the amounts listed in column titled “Restricted Stock Unit Awards”, multiplied by the exchange ratio of 0.1252, rounding down or up to the nearest whole share.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Parsley and Pioneer. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

The communication may be deemed to be solicitation material in respect of the proposed Transaction. In connection with the Transaction, on December 2, 2020, Pioneer filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on November 23, 2020 containing a joint proxy statement of Parsley and Pioneer and a prospectus of Pioneer. The registration statement was declared effective on December 4, 2020, and Parsley and Pioneer commenced mailing the definitive joint proxy statement/prospectus on or about December 8, 2020. Parsley and Pioneer may also file other documents with the SEC regarding the Transaction. This document is not a substitute for the registration statement and joint proxy statement/prospectus or any other documents that Pioneer or Parsley filed with the SEC or sent to stockholders of Pioneer or Parsley in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF PARSLEY AND PIONEER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Pioneer or Parsley through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Parsley will be made available free of charge on Parsley’s website at http://www. parsleyenergy.com, under the heading “SEC Filings,” or by directing a request to Investor Relations, Parsley Energy, Inc., 303 Colorado Street, Austin, TX 78701, Tel. No. (512) 505-5199. Copies of documents filed with the SEC by Pioneer will be made available free of charge on Pioneer’s website at http://www.investors.pxd.com, or by directing a request to Investor Relations, Pioneer, 777 Hidden Ridge, Irving, Texas 75038, Tel. No. (972) 444-9001.

Participants in the Solicitation

Pioneer, Parsley and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Parsley’s directors and executive officers is contained in the proxy statement for Parsley’s 2020 Annual Meeting of Stockholders filed with the SEC on April 6, 2020, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC’s website at http://www.sec.gov or by accessing Parsley’s website at http://www.parsleyenergy.com. Information regarding Pioneer’s executive officers and directors is contained in the proxy statement for the Pioneer’s 2020 Annual Meeting of Stockholders filed with the SEC on April 9, 2020, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC’s website at www.sec.gov or by accessing the Pioneer’s website at http://www.investors.pxd.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the Joint Proxy Statement/Prospectus. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Pioneer or Parsley expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Pioneer may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Parsley may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Pioneer’s common stock or Parsley’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Parsley and Pioneer to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies, the impact of reduced demand for Pioneer’s or Parsley’s products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Pioneer’s and Parsley’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond Pioneer’s or Parsley’s control, including those detailed in Pioneer’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.investors.pxd.com and on the SEC’s website at http://www.sec.gov, and those detailed in Parsley’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Parsley’s website http://www.parsleyenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Pioneer or Parsley believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Parsley and Pioneer undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PARSLEY ENERGY, INC.
Date: January 5, 2021
	By:	/s/ Colin W. Roberts
	Name:	Colin W. Roberts
	Title:	Executive Vice President—General Counsel